SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On August 31, 2010, a Special Meeting of Shareholders of the Oak Value Fund (the “Fund”) was held for the purpose of voting on the following Proposal:

Proposal:	To approve or disapprove the Agreement and Plan of Reorganization between Oak Value Trust, on behalf of the Fund, and RS Investment Trust, on behalf of RS Capital Appreciation Fund, providing for the transfer of all of the assets of the Fund to RS Capital Appreciation Fund in exchange for Class A shares of RS Capital Appreciation Fund and the assumption by RS Capital Appreciation Fund of all of the liabilities of the Fund, and the distribution of such shares to the shareholders of the Fund in complete liquidation of the Fund.

The total number of shares of the Fund present in person or by proxy represented approximately 58.6% of the shares entitled to vote at the Special Meeting.

The shareholders of the Fund voted to approve the Proposal.  The votes cast with respect to the Proposal were as follows:

Number of Shares
For	Against	Abstain
2,112,825	144,733	61,567